UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )*
______________________

Thomas Weisel Partners Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

884481 10 2
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884481 10 2

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

Thomas W. Weisel

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization
USA

Number of	5)	Sole Voting Power: 2,330,417 (a)
Shares Beneficially
Owned	6)	Shared Voting Power: 89,114(b)
by Each
Reporting	7)	Sole Dispositive Power: 2,330,417 (a)
Person With:
	8)	Shared Dispositive Power: 89,114(b)

9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,419,531 (a)(b)

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11)	Percent of Class Represented by Amount in Row (9)
9.58% (a)(b)(c)

12)	Type of Reporting Person (See Instructions)
IN

___________________________________
Notes:

(a)
Mr. Weisel’s beneficial ownership includes (i) 1,551,633 shares of common stock owned by him directly, (ii) 765,816 shares of common stock owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel and (iii) 12,968 shares of common stock to be delivered within 60 days in respect of 12,968 Restricted Stock Units that will vest within 60 days.

(b)
Although included in the number reported, Mr. Weisel disclaims beneficial ownership of 89,114 shares of common stock which are owned by his wife as trustee of trust for the benefit of Mr. Weisel’s minor children.

(c)
Denominator used in determining Percent of Class based on (i) 25,235,470 shares of common stock outstanding as of 12/31/07 and (ii) 12,968 shares of common stock to be delivered within 60 days in respect of 12,968 Restricted Stock Units that will vest within 60 days.

ITEM 1.

(A)	NAME OF ISSUER

Thomas Weisel Partners Group, Inc.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

One Montgomery Street, San Francisco, California 94104

ITEM 2.

(A)	NAME OF PERSONS FILING

Thomas W. Weisel

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

c/o Thomas Weisel Partners Group, Inc. One Montgomery Street, San Francisco, California 94104

(C)	CITIZENSHIP

USA

(D)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

(E)	CUSIP NUMBER

884481 10 2

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ___	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,419,531 (a)(b)

(b)	Percent of class : 9.58% (a)(b)(c)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,330,417 (a)

(ii)	Shared power to vote or to direct the vote: 89,114 (b)

(iii)	Sole power to dispose or to direct the disposition of: 2,330,417 (a)

(iv)	Shared power to dispose or to direct the disposition of: 89,114 (b)

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N.A.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N.A.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N.A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N.A.

ITEM 10.	CERTIFICATION.

N.A.

____________________________________
Notes:

(a)
Mr. Weisel’s beneficial ownership includes (i) 1,551,633 shares of common stock owned by him directly, (ii) 765,816 shares of common stock owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel and (iii) 12,968 shares of common stock to be delivered within 60 days in respect of 12,968 Restricted Stock Units that will vest within 60 days.

(b)
Although included in the number reported, Mr. Weisel disclaims beneficial ownership of 89,114 shares of common stock which are owned by his wife as trustee of trust for the benefit of Mr. Weisel’s minor children.

(c)
Denominator used in determining Percent of Class based on (i) 25,235,470 shares of common stock outstanding as of 12/31/07 and (ii) 12,968 shares of common stock to be delivered within 60 days in respect of 12,968 Restricted Stock Units that will vest within 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2008

By:	/s/ Mark Fisher , Attorney-in-Fact*
Name: Mark Fisher
Title: Attorney-in-Fact

* Power of Attorney has been previously filed with the SEC on February 1, 2006, as Exhibit 24 to Mr. Weisel’s Form 3 and is incorporated herein by reference.